Exhibit 3.1

Amendment to the Bylaws

RESOLVED, that Article III, Section 1 of the Amended and Restated Bylaws of the Company be, and it hereby is, amended to increase the number of Directors which shall constitute the whole of the Board of Directors from eight Directors to nine Directors, effective immediately.

Adopted by the Board of Directors on March 31, 2015.